Exhibit (a)(1)(G)
SMART MODULAR TECHNOLOGIES (WWH), INC.
INSTRUCTIONS FORMING PART OF THE
TERMS AND CONDITIONS OF THE OFFER
     1. Delivery of Election Form. A properly completed and duly executed Election Form must be received by the Company by 5:00 p.m., Pacific Time, on September 25, 2009 (unless the Offer is extended). The Company will not accept delivery of any Election Form after expiration of the Offer. If the Company does not receive a properly completed and duly executed Election Form from you before the expiration of the Offer, the Company will not accept your Eligible Options for exchange and such Eligible Options will not be exchanged pursuant to this Offer.
     You must complete the Election Form provided to you and return it to Kimberley McKinney, HR Manager, at the Company via hand delivery, facsimile at (510) 624-8245 or e-mail at Option.Exchange@smartm.com before 5:00 p.m., Pacific Time, on September 25, 2009 (unless the Offer is extended). To obtain another copy of your Election Form, please contact Kimberley McKinney at (510) 624-8193 or Option.Exchange@smartm.com.
     The Company intends to confirm the receipt of your Election Form by e-mail within two U.S. business days. If you have not received an e-mail confirmation that the Company received your response, the Company recommends that you confirm that the Company has received your Election Form. If you need to confirm receipt after two U.S. business days have elapsed, you may e-mail Option.Exchange@smartm.com to request confirmation.
     You may change your mind after you have submitted an Election Form and submit a new Election Form at any time before the expiration date, which is expected to be September 25, 2009, at 5:00 p.m., Pacific Time, unless the Offer is extended. If the Company extends the expiration date, you may submit a new Election Form with respect to some or all of your Eligible Options at any time until the extended Offer expires. You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election Form the Company receives before 5:00 p.m., Pacific Time, on September 25, 2009 (unless the Offer is extended).
     To validly change your election, you must fill-out and deliver a new Election Form to Kimberley McKinney at the Company via hand delivery, facsimile at (510) 624-8245 or e-mail at Option.Exchange@smartm.com prior to the expiration of the Offer. You should make a copy of your new Election Form and keep those documents with your other records for the Offer.
     While participation in the Offer is completely voluntary, if you elect not to exchange some or all of your Eligible Options pursuant to the Offer, then you will retain the Eligible Options under their original terms.
     2. Exchange. If you intend to exchange your Eligible Options pursuant to the Offer, you must fill out and properly submit a duly signed and dated Election Form.
     3. Signatures on Election Form. You must physically sign the Election Form.

     4. Requests for Assistance or Documents. If you need copies of the Offer documents or the Election Form, you should contact Kimberley McKinney at (510) 624-8193 or Option.Exchange@smartm.com. Copies will be furnished promptly at the Company’s expense. You can also view and print documents at http://smprd.sap.smartm.com:8000/docs.
     For general questions concerning this Offer, please call Kimberley McKinney at (510) 624-8193 or Jack Moyer, Vice President, Human Resources, at (510) 624-8242.
     5. Reservation of Rights. The Company reserves the right, at its discretion, at any time, to extend the period of time during which the Offer is open and delay the acceptance for exchange of any options. If the Company elects to extend the period of time during which this Offer is open, the Company will give you written notice of the extension and delay, as described below. If the Company extends the expiration date, the Company will also extend your right to make or withdraw elections with respect to Eligible Options until such extended expiration date. In the case of an extension, the Company will issue a press release, e-mail or other form of communication no later than 6:00 a.m., Pacific Time, on the next U.S. business day after the previously scheduled expiration date.
     The Company also reserves the right, in its reasonable judgment, before the expiration date to terminate or amend the Offer and to postpone acceptance and cancellation of any options elected to be exchanged by giving oral or written notice of the termination or postponement to you or by making a public announcement of the termination.
     Subject to compliance with applicable law, the Company further reserves the right, before the expiration date, in its discretion, to amend the Offer in any respect, including by changing the exchange ratio (or by decreasing or increasing the number of options being sought in this Offer) to decrease or increase the consideration offered in this Offer.
     6. Important Tax Information. If you are a U.S. tax resident, you should refer to Section 14 of the Offer to Exchange, which contains material U.S. federal income tax information concerning the Offer. If you are an employee residing outside the U.S., you should refer to Section 15 and Schedule C of the Offer to Exchange. The Company strongly recommends that you consult your financial, legal and/or tax advisors with respect to the federal, state and local tax consequences of participating or not participating in the Offer.
     7. Copies. You should print a copy of the Election Form, after you have completed and signed it, and retain it for your records.
IMPORTANT: IN ORDER FOR YOU TO PARTICIPATE, A VALID,
COMPLETED AND SIGNED ELECTION FORM MUST BE RECEIVED
BY KIMBERLEY MCKINNEY AT THE COMPANY BY 5:00 P.M.,
PACIFIC TIME, ON SEPTEMBER 25, 2009
(UNLESS THE COMPANY EXTENDS THE OFFER).